SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CVR Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12662P108

(CUSIP Number)

D. E. Shaw & Co., L.P.

Attn: Compliance Department

1166 Avenue of the Americas, 9th Floor

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12662P108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER -0- (1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) This information is as of May 14, 2012. See Item 5 for additional details.

CUSIP No. 12662P108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER -0- (1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) This information is as of May 14, 2012. See Item 5 for additional details.

CUSIP No. 12662P108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Heliant Portfolios, L.L.C. FEIN 27-1490745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER -0- (1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) This information is as of May 14, 2012. See Item 5 for additional details.

CUSIP No. 12662P108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Asymptote Portfolios, L.L.C. FEIN 45-4250464
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER -0- (1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) This information is as of May 14, 2012. See Item 5 for additional details.

CUSIP No. 12662P108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER -0- (1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) This information is as of May 14, 2012. See Item 5 for additional details.

CUSIP No. 12662P108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER -0- (1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

(1) This information is as of May 14, 2012. See Item 5 for additional details.

CUSIP No. 12662P108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER -0- (1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This information is as of May 14, 2012. See Item 5 for additional details.

Item 1.	Security and the Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Common Shares”) of CVR Energy, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479.

Item 2.	Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw Heliant Portfolios, L.L.C., a Delaware limited liability company (“Heliant”), D. E. Shaw Asymptote Portfolios, L.L.C., a Delaware limited liability company (“Asymptote”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Valence, Oculus, Heliant, Asymptote, DESCO LLC and DESCO LP, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

(c) The principal business of Valence is that of a limited liability company focusing primarily on equity and equity-linked securities related investment strategies. The principal business of Oculus is that of a limited liability company focusing primarily on macro-oriented investment strategies. The principal business of Heliant is that of a limited liability company focusing primarily on macro-oriented investment strategies. The principal business of Asymptote is that of a limited liability company focusing primarily on equities and futures-related investment strategies. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Valence and Oculus. DESCO LP is the managing member of Valence, D. E. Shaw Heliant Adviser, L.L.C., which in turn is the investment adviser of Heliant, D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of Asymptote, and D. E. Shaw Investment Management, L.L.C. (“DESIM”). The principal business of DESCO LLC is to act as managing member to certain entities, including, without limitation, Oculus, D. E. Shaw Heliant Manager, L.L.C., which in turn is the manager of Heliant, and D. E. Shaw Manager, L.L.C., which in turn is the manager Asymptote. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC. David E. Shaw is the President and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In acquiring 1,749,640 Common Shares, Valence expended approximately $51,660,607 (excluding commissions) of its working capital. In acquiring 2,050,122 Common Shares, Oculus expended approximately $52,216,472 (excluding commissions) of its working capital. In acquiring 582,155 Common Shares, Heliant expended approximately $15,250,103 (excluding commissions) of its working capital. In acquiring 28 Common Shares, Asymptote expended approximately $850 (excluding commissions) of its working capital.

Item 4.	Purpose of Transaction

The Reporting Persons made purchases of the Common Shares for investment purposes, as well as for purposes of participating in the tender offer referred to in the Schedule TO filed on May 1, 2012 relating to the offer by IEP Energy LLC (the “Tender Offer”). On May 3, 2012, the Reporting Persons held 5.0% of the Common Shares. Beginning May 4, 2012, the Reporting Persons tendered the Common Shares, as described in Item 5, pursuant to the Tender Offer, which caused the Reporting Persons to cease to be the beneficial owners of more than 5.0% of outstanding shares. As of May 14, 2012, none of the Reporting Persons held any Common Shares.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the SEC on May 4, 2012, there were 86,808,150 Common Shares issued and outstanding as of May 1, 2012. The 1,749,640 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 2.0% of the Common Shares issued and outstanding. The 2,050,122 Common Shares beneficially owned by Oculus (the “Oculus Shares”) represent approximately 2.4% of the Common Shares issued and outstanding. The 582,155 Common Shares beneficially owned by Heliant (the “Heliant Shares”) represent approximately 0.7% of the Common Shares issued and outstanding. The 28 Common Shares beneficially owned by Asymptote (the “Asymptote Shares”) represent approximately 0.0% of the Common Shares issued and outstanding. The 4,381,945 Common Shares beneficially owned by DESCO LP (the “Subject Shares”) represent approximately 5.0% of the Common Shares issued and outstanding. The Subject Shares are composed of (i) the Valence Shares, (ii) the Oculus Shares, (iii) the Heliant Shares, and (iv) the Asymptote Shares. DESCO LP may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares. On May 3, 2012, the Reporting Persons beneficially owned 5.0% of the outstanding shares. DESCO LP does not own any Common Shares and directly disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the manager and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., and the managing member of (i) D. E. Shaw Heliant Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Heliant Portfolios, L.L.C., and (ii) D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Asymptote Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Oculus Portfolios, L.L.C. and the managing member of (i) D. E. Shaw Heliant Manager, L.L.C., which in turn is the manager of D. E. Shaw Heliant Portfolios, L.L.C., and (ii) D. E. Shaw Manager, L.L.C., which in turn is the manager D. E. Shaw Asymptote Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above. Therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of May 14, 2012, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owned any Common Shares.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares from March 13, 2012 through May 14, 2012, which were all brokered transactions, are set forth below:

Name	Date	Price per Share1	Number of Shares Purchased/(Sold)
Oculus	3/13/2012	26.37	100
Valence	3/13/2012	26.512	1,300
Valence	3/13/2012	26.653	(8,506)
Valence	3/14/2012	27.034	2,890
Valence	3/14/2012	27.065	(3,672)
Valence	3/15/2012	26.59	100
Valence	3/15/2012	26.876	(3,900)

1 Where weighted average price is used for the reported transactions, the reporting person undertakes to provide upon request by the U.S. Securities and Exchange Commission, full information regarding the number of shares purchased or sold at each separate price.

2 A weighted average price based on prices ranging from $26.36 to $26.64.

3 A weighted average price based on prices ranging from $26.29 to $26.98.

4 A weighted average price based on prices ranging from $26.95 to $27.15.

5 A weighted average price based on prices ranging from $26.95 to $27.31.

6 A weighted average price based on prices ranging from $26.75 to $27.04.

Oculus	3/16/2012	26.887	900
Valence	3/16/2012	27.068	11,407
Valence	3/16/2012	27.009	(3,660)
Valence	3/19/2012	27.1410	1,500
Valence	3/19/2012	27.2411	(11,316)
Oculus	3/20/2012	26.5412	2,000
Valence	3/20/2012	26.5513	1,678
Valence	3/20/2012	26.55	(100)
Oculus	3/21/2012	26.4314	1,400
Valence	3/21/2012	26.3915	3,900
Valence	3/21/2012	26.46	(200)
Oculus	3/22/2012	25.8816	600
Oculus	3/23/2012	26.2017	500
Valence	3/23/2012	26.8018	(4,800)
Valence	3/26/2012	27.2119	(5,200)
Oculus	3/27/2012	27.09	400
Valence	3/27/2012	26.18	4,776
Heliant	3/27/2012	26.9520	(300)
Oculus	3/27/2012	27.09	(400)
Valence	3/28/2012	26.66	36
Heliant	3/28/2012	26.08	(100)
Valence	3/28/2012	26.3521	(8,036)
Valence	3/29/2012	26.51	2374
Valence	3/29/2012	26.2122	(7,849)
Valence	3/30/2012	26.7823	8,400
Valence	3/30/2012	26.6524	(4,396)
Asymptote	4/2/2012	27.06	174
Valence	4/2/2012	27.1625	(8,856)

7 A weighted average price based on prices ranging from $26.77 to $27.01.

8 A weighted average price based on prices ranging from $26.82 to $27.22.

9 A weighted average price based on prices ranging from $26.82 to $27.21.

10 A weighted average price based on prices ranging from $27.07 to $27.30.

11 A weighted average price based on prices ranging from $27.07 to $27.37.

12 A weighted average price based on prices ranging from $26.37 to $26.70.

13 A weighted average price based on prices ranging from $26.45 to $26.63.

14 A weighted average price based on prices ranging from $26.26 to $26.58.

15 A weighted average price based on prices ranging from $26.16 to $26.59.

16 A weighted average price based on prices ranging from $25.71 to $25.98.

17 A weighted average price based on prices ranging from $26.18 to $26.26.

18 A weighted average price based on prices ranging from $26.70 to $26.85.

19 A weighted average price based on prices ranging from $27.12 to $27.41.

20 A weighted average price based on prices ranging from $26.94 to $26.96.

21 A weighted average price based on prices ranging from $25.93 to $26.79.

22 A weighted average price based on prices ranging from $26.06 to $26.41.

23 A weighted average price based on prices ranging from $26.75 to $26.79.

24 A weighted average price based on prices ranging from $26.06 to $27.00.

25 A weighted average price based on prices ranging from $26.71 to $27.45.

Asymptote	4/3/2012	28.7326	1,300
Heliant	4/3/2012	28.6227	73,507
Oculus	4/3/2012	28.6228	214,133
Valence	4/3/2012	28.7129	70,964
Asymptote	4/3/2012	28.6830	(1,288)
Valence	4/3/2012	28.7531	(14,547)
Asymptote	4/4/2012	28.58	600
Heliant	4/4/2012	28.76	46,243
Oculus	4/4/2012	28.76	134,104
Valence	4/4/2012	28.7632	190,055
Asymptote	4/4/2012	28.7733	(700)
Asymptote	4/5/2012	28.7534	300
Heliant	4/5/2012	28.62	30,094
Oculus	4/5/2012	28.62	90,283
Asymptote	4/5/2012	28.7035	(300)
Valence	4/5/2012	28.70	(12,600)
Heliant	4/9/2012	28.67	17,037
Oculus	4/9/2012	28.67	51,113
Valence	4/9/2012	28.6436	188,527
Valence	4/9/2012	28.70	(3,400)
Asymptote	4/10/2012	28.51	500
Heliant	4/10/2012	28.48	65,569
Oculus	4/10/2012	28.48	196,707
Valence	4/10/2012	28.48	262,276
Asymptote	4/10/2012	28.5537	(900)
Valence	4/10/2012	28.5038	(10,900)
Asymptote	4/11/2012	28.6639	700
Heliant	4/11/2012	28.31	6,250
Oculus	4/11/2012	28.31	18,750
Valence	4/11/2012	28.31	25,000
Asymptote	4/11/2012	28.6040	(480)
Oculus	4/11/2012	28.16	(100)

26 A weighted average price based on prices ranging from $28.47 to $28.85.

27 A weighted average price based on prices ranging from $28.35 to $28.96.

28 A weighted average price based on prices ranging from $28.35 to $28.96.

29 A weighted average price based on prices ranging from $28.39 to $28.71.

30 A weighted average price based on prices ranging from $28.46 to $28.85.

31 A weighted average price based on prices ranging from $28.46 to $28.80.

32 A weighted average price based on prices ranging from $28.48 to $28.87.

33 A weighted average price based on prices ranging from $28.55 to $28.84.

34 A weighted average price based on prices ranging from $28.72 to $28.81.

35 A weighted average price based on prices ranging from $28.61 to $28.74.

36 A weighted average price based on prices ranging from $28.62 to $28.67.

37 A weighted average price based on prices ranging from $28.41 to $28.70.

38 A weighted average price based on prices ranging from $28.40 to $28.80.

39 A weighted average price based on prices ranging from $28.54 to $28.70.

40 A weighted average price based on prices ranging from $28.58 to $28.62.

Asymptote	4/12/2012	28.4641	800
Heliant	4/12/2012	28.26	8,625
Oculus	4/12/2012	28.26	25,875
Valence	4/12/2012	28.2242	40,800
Asymptote	4/12/2012	28.6043	(700)
Valence	4/12/2012	28.3044	(54,985)
Asymptote	4/13/2012	28.3845	400
Heliant	4/13/2012	28.28	24,750
Oculus	4/13/2012	28.28	74,250
Valence	4/13/2012	28.28	99,000
Asymptote	4/13/2012	28.4246	(400)
Oculus	4/13/2012	28.3647	(700)
Asymptote	4/16/2012	28.2948	1,200
Heliant	4/16/2012	27.95	11,050
Oculus	4/16/2012	27.95	33,150
Valence	4/16/2012	27.9249	50,294
Asymptote	4/16/2012	28.3850	(1,200)
DESIM	4/16/2012	27.6251	(300)
Asymptote	4/17/2012	28.20	400
Heliant	4/17/2012	28.01	5,312
Oculus	4/17/2012	28.01	15,938
Valence	4/17/2012	27.9952	25,750
Asymptote	4/17/2012	27.97	(100)
DESIM	4/17/2012	28.0453	(1,000)
Heliant	4/18/2012	27.91	4,125
Oculus	4/18/2012	27.91	12,375
Valence	4/18/2012	27.91	16,500
Asymptote	4/18/2012	27.8554	(300)
DESIM	4/18/2012	27.9355	(200)
Oculus	4/18/2012	27.85	(200)
Asymptote	4/19/2012	30.0556	17,200

41 A weighted average price based on prices ranging from $28.36 to $28.56.

42 A weighted average price based on prices ranging from $28.02 to $28.26.

43 A weighted average price based on prices ranging from $28.52 to $28.64.

44 A weighted average price based on prices ranging from $28.17 to $28.38.

45 A weighted average price based on prices ranging from $28.35 to $28.40.

46 A weighted average price based on prices ranging from $28.40 to $28.42.

47 A weighted average price based on prices ranging from $28.29 to $28.39.

48 A weighted average price based on prices ranging from $28.04 to $28.42.

49 A weighted average price based on prices ranging from $27.44 to $28.42.

50 A weighted average price based on prices ranging from $28.25 to $28.42.

51 A weighted average price based on prices ranging from $27.52 to $27.79.

52 A weighted average price based on prices ranging from $27.85 to $28.17.

53 A weighted average price based on prices ranging from $27.92 to $28.25.

54 A weighted average price based on prices ranging from $27.83 to $27.89.

55 A weighted average price based on prices ranging from $27.84 to $28.02.

56 A weighted average price based on prices ranging from $29.98 to $30.20.

DESIM	4/19/2012	30.12	100
Valence	4/19/2012	30.1057	30,420
Asymptote	4/19/2012	30.0758	(17,600)
Oculus	4/19/2012	30.1459	(6,800)
DESIM	4/19/2012	30.16	(400)
Valence	4/19/2012	30.1560	(13,155)
Asymptote	4/20/2012	30.16	500
DESIM	4/20/2012	30.17	100
Valence	4/20/2012	30.06	300
Asymptote	4/20/2012	30.16	(100)
Oculus	4/20/2012	30.17	(300)
DESIM	4/20/2012	30.1361	(1,100)
Asymptote	4/23/2012	30.1362	1,373
Valence	4/23/2012	30.0863	11,989
Asymptote	4/23/2012	30.06	(100)
Asymptote	4/24/2012	30.0964	200
Valence	4/24/2012	30.1465	13,355
Asymptote	4/24/2012	30.0966	(1,500)
Valence	4/24/2012	30.20	(8,000)
Asymptote	4/25/2012	30.12	400
Valence	4/25/2012	30.1367	22,271
Asymptote	4/25/2012	30.1568	(400)
Asymptote	4/26/2012	30.1469	1,500
Valence	4/26/2012	30.1570	25,646
Asymptote	4/26/2012	30.1671	(1,200)
Valence	4/26/2012	30.20	(1,196)
Asymptote	4/27/2012	30.1972	1,949
Valence	4/27/2012	30.2473	16,801
Asymptote	4/27/2012	30.2074	(2,200)

57 A weighted average price based on prices ranging from $29.95 to $30.20.

58 A weighted average price based on prices ranging from $29.97 to $30.21.

59 A weighted average price based on prices ranging from $30.11 to $30.16.

60 A weighted average price based on prices ranging from $30.14 to $30.17.

61 A weighted average price based on prices ranging from $30.08 to $30.16.

62 A weighted average price based on prices ranging from $30.04 to $30.15.

63 A weighted average price based on prices ranging from $30.03 to $30.15.

64 A weighted average price based on prices ranging from $30.07 to $30.11.

65 A weighted average price based on prices ranging from $30.05 to $30.17.

66 A weighted average price based on prices ranging from $30.05 to $30.15.

67 A weighted average price based on prices ranging from $30.05 to $30.17.

68 A weighted average price based on prices ranging from $30.10 to $30.17.

69 A weighted average price based on prices ranging from $30.12 to $30.15.

70 A weighted average price based on prices ranging from $30.10 to $30.18.

71 A weighted average price based on prices ranging from $30.14 to $30.17.

72 A weighted average price based on prices ranging from $30.15 to $30.30.

73 A weighted average price based on prices ranging from $30.15 to $30.48.

74 A weighted average price based on prices ranging from $30.18 to $30.27.

Valence	4/30/2012	30.2975	6,784
Asymptote	5/1/2012	30.3376	800
Valence	5/1/2012	30.2577	20,700
Asymptote	5/1/2012	30.2378	(600)
Oculus	5/1/2012	30.2779	(200)
Valence	5/2/2012	30.1380	14,828
Asymptote	5/2/2012	30.1981	(200)
Oculus	5/2/2012	30.2182	(200)
Heliant	5/3/2012	30.03	135,813
Oculus	5/3/2012	30.03	407,437
Valence	5/3/2012	30.0383	557,267
Oculus	5/3/2012	30.0484	(600)
Heliant	5/4/2012	30.04	2,425
Oculus	5/4/2012	30.04	7,275
DESIM	5/4/2012	30.05	2,800
Valence	5/4/2012	30.0685	49,734
Valence	5/4/2012	30.0686	(3,832)

(d) No person other than the Reporting Persons or any of the persons set forth in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on May 7, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As a result of tendering Subject Shares pursuant to the Tender Offer described in Item 4, each of the Reporting Persons acquired one non-transferable contingent cash payment right (the “Right”) in exchange for each Common Share tendered, resulting in Valence holding 1,749,640 Rights, Oculus holding 2,050,122 Rights, Heliant holding 582,155 Rights, and Asymptote holding 28 Rights.

75 A weighted average price based on prices ranging from $30.25 to $30.36.

76 A weighted average price based on prices ranging from $30.18 to $30.36.

77 A weighted average price based on prices ranging from $30.16 to $30.37.

78 A weighted average price based on prices ranging from $30.17 to $30.34.

79 A weighted average price based on prices ranging from $30.18 to $30.36.

80 A weighted average price based on prices ranging from $30.07 to $30.22.

81 A weighted average price based on prices ranging from $30.17 to $30.21.

82 A weighted average price based on prices ranging from $30.20 to $30.21.

83 A weighted average price based on prices ranging from $30.02 to $30.13.

84 A weighted average price based on prices ranging from $30.03 to $30.05.

85 A weighted average price based on prices ranging from $30.04 to $30.07.

86 A weighted average price based on prices ranging from $30.06 to $30.07.

Except as set forth in Items 3, 4, 5 and 6 and the agreements incorporated herein by reference and set forth as exhibit hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated December 15, 2011.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated December 15, 2011.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated May 15, 2012.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 15, 2011, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated: May 15, 2012

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas Authorized Signatory

D. E. Shaw Oculus Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas Authorized Signatory

D. E. Shaw Heliant Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas Authorized Signatory

D. E. Shaw Asymptote Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas Attorney-in-Fact for David E. Shaw